January 20, 2026

To: British Columbia Securities Commission, Alberta Securities Commission, Financial and Consumer Affairs Authority of Saskatchewan, Manitoba Securities Commission, Ontario Securities Commission, Financial and Consumer Services Commission of New Brunswick, Nova Scotia Securities Commission, Superintendent of Securities, Department of Justice and Public Safety, Prince Edward Island, Office of the Superintendent of Securities Service, Newfoundland and Labrador, Autorité des marchés financiers, Northwest Territories Office of the Superintendent of Securities, Office of the Superintendent of Securities Nunavut, and Office of the Yukon Superintendent of Securities

We have read the statements made by Fury Gold Mines Limited in the attached copy of change of auditor notice dated January 20, 2026, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements concerning PricewaterhouseCoopers LLP in the change of auditor notice dated January 20, 2026.

Yours very truly,

Chartered Professional Accountants

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2500, Toronto, Ontario, Canada M5J 0B2

T.: +1 416 863 1133, F.: +1 416 365 8215, Fax to mail: ca_toronto_18_york_fax@pwc.com, www.pwc.com/ca

"PwC" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.